EXHIBIT 12

SYRATECH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS

BEFORE FIXED CHARGES TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31,
	2001	2000	1999
Excess (deficiency) of earnings available to cover fixed charges (1)
Earnings:
Income (loss) before income taxes	$(15,653)	$(2,294)	$9,440
Add: Fixed charges	24,752	26,102	25,960

Earnings, as adjusted	9,099	23,808	35,400

Fixed charges:
Interest on indebtness	21,281	22,813	23,220
Amortization of debt issuance costs	1,786	1,410	1,423
Portion of rents representative of the interest factor	1,685	1,879	1,317

Fixed charges	24,752	26,102	25,960

Excess (deficiency) of earnings to fixed Charges	$(15,653)	$(2,294)	$9,440

Ratio of earnings to fixed charges	—	—	1.36

(1)     For purposes of these computations, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness and amortization of debt issuance costs, plus that portion of operating lease rental expense representative of the interest factor. The ratio of earnings to fixed charges is not shown for the years ended December 31, 2001 and 2000 due to a deficiency of earnings to fixed charges